As filed with the Securities and Exchange Commission on April 9, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

HUANENG POWER INTERNATIONAL, INC.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

THE PEOPLE’S REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Class H shares, par value RMB 1.00 each, of Huaneng Power International, Inc.	40,000,000 American Depositary Shares	$5.00	$2,000,000	$61.40

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 3, 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 6, 9, 12, 13, 14, 15, 18 and 21
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 12, 13, 15, 16, 17, 18, 19 and 21
(v) The sale or exercise of rights	Articles number 5, 6, 13, 14, 15, 18 and 21
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 3, 4, 7, 12, 13, 14, 15, 17, 18 and 21
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 13, 24 and 25
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 24

3. Fees and Charges	Articles number 7, 8, 12 and 21

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of August 19, 2003, among Huaneng Power International, Inc., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Huaneng Power International, Inc. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. -Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 9,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Class H. shares, par value RMB 1.00 each, of Huaneng Power International, Inc.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Huaneng Power International, Inc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Beijing, The People’s Republic of China on April 3, 2007.

Huaneng Power International, Inc

By:  /s/ Huang Jian
Name:  Huang Jian
Title:    Vice President

Each person whose signature appears below hereby constitutes and appoints Mr. Li Xiao-Peng and Mr. Huang Long, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 3, 2007.

/s/ Li Xiao-Peng Name: Mr. Li Xiao-Peng Director (Principal Executive Officer)	/s/ Donald J. Puglisi Name: Puglisi and Associates Authorized U.S. Representative
/s/ Huang Yong-da Name: Mr. Huang Yong-da Director	/s/ Zhou Hui Name: Ms. Zhou Hui (Principal Accounting and Financial Officer)
/s/ Na Xi-zhi Name: Mr. Na Xi-zhi Director	/s/ Qian Zhong-wei Name: Mr. Qian Zhong-wei Independent Director
/s/ Huang Long Name: Mr. Huang Long Director	/s/ Xia Dong-lin Name: Mr. Xia Dong-lin Independent Director
/s/ Wu Da-wei Name: Mr. Wu Da-wei Director	/s/ Liu Ji-peng Name: Mr. Liu Ji-peng Independent Director
/s/ Shan Qun-ying Name: Mr. Shan Qun-ying Director	/s/ Wu Yu-sheng Name: Mr. Wu Yu-sheng Independent Director
/s/ Ding Shi-da Name: Mr. Ding Shi-da Director	/s/ Yu Ning Name: Mr. Yu Ning Independent Director
/s/ Xu Zu-jian Name: Mr. Xu Zu-jian Director
/s/ Liu Shu-yuan Name: Mr. Liu Shu-yuan Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of August 19, 2003, among Huaneng Power International, Inc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Huaneng Power International, Inc and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.